CONFIDENTIAL TREATMENT REQUESTED BY INNOVIVA, INC. PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND, WHERE APPLICABLE, HAVE BEEN MARKED WITH AN ASTERISK TO DENOTE WHERE OMISSIONS HAVE BEEN MADE. THE CONFIDENTIAL MATERIAL HAS BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.

INNOVIVA, INC.

2000 SIERRA POINT PARKWAY

SUITE 500

BRISBANE, CA 94005

(650) 238-9600

December 14, 2016

VIA EDGAR  AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:                    Jim B. Rosenberg

Senior Assistant Chief Accountant

Office of Healthcare and Insurance

Re:                             Innoviva, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 24, 2016
File No. 000-30319

Dear Messrs. Rosenberg and Peklenk:

Innoviva, Inc. (the “Company” or “we”) is providing this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 25, 2016 relating to the Company’s Form 10-K for Fiscal Year Ended December 31, 2015 filed on February 24, 2016 (the “10-K”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, a copy of the Company’s letter is enclosed with this letter, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. For the convenience of the Staff, the Company is providing to the Staff copies of this letter by overnight delivery.

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CONFIDENTIAL TREATMENT REQUESTED BY INNOVIVA, INC.

December 14, 2016

In this letter, we have recited the written comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

Notes to Consolidated Financial Statements

1. Description of Operations and Summary of Significant Accounting Policies

Segment Reporting, page 59

1.              Please refer to your response to our prior comment 1. We acknowledge your decision to provide disaggregated disclosure of capitalized fees by major geographic location. We question, however, your policy of allocating royalties based on customer location. Although, this basis of allocation appears to technically meet the requirement under ASC 280-10-50-41 and ASC 280-10-55-22, it would appear that allocation of royalties to major geographic location based on sales to the location by GSK would be more relevant and informative. This allocation would provide investors information about revenues and trends in major geographic locations and additionally would provide them some sense as to how royalties contribute to the recovery of the related capitalized fees. Please tell us why you choose to allocate royalties to geographic location based on customer location rather than based on sales to the location by GSK. Please provide us the amounts of royalty revenue recognized to major geographic location allocated based on sales to location by GSK for the years ended December 31, 2015 and 2014 and for the nine month ended September 30, 2016 and 2015.

We acknowledge the Staff’s recommendation to provide the disclosures of royalties for the major geographic locations based on sales to the location by Glaxo Group Limited (“GSK”).  For the purposes of our segment disclosures, we have adopted a policy of disclosing revenues by the location of our customer, which is one of the permitted methods described in ASC 280-10-55-22.  We have adopted this policy because Innoviva does not have operations in other major geographic locations.  The transactions in the major geographic locations are the transactions of our customer, Glaxo Group Limited.  As such, we do not have information in our financial information system related to the transactions of our customer in the major geographic locations.  We receive one cash payment per quarter from our customer and our financial information system includes only the total global royalty revenue.  We believe that the method of our disclosure is consistent with ASC 280-10-50-41, which is “based on the financial information that is used to produce the general-purpose financial statements.”  We supplementally advise the Staff that the royalty rates under our agreements with GSK are the same for all geographic locations for each product.  We also supplementally advise the Staff that we disclose the net product sales, as reported by GSK, in our Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our filings by the U.S. and Non-US locations.  As requested by the Staff, we have supplementally provided the amount of royalty revenue recognized by major geographic location based on information provided to us by GSK for sales to major geographic location by GSK for the years ended December 31, 2015 and 2014 and for the nine months ended September 30, 2016.

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CONFIDENTIAL TREATMENT REQUESTED BY INNOVIVA, INC.

December 14, 2016

Please do not hesitate to contact me at (650) 238-9612 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Eric d’Esparbes
Eric d’Esparbes
Senior Vice President & Chief Financial Officer
Innoviva, Inc.

cc:                 Michael Aguiar, Innoviva, Inc.

Daniel Coleman, Ernst & Young LLP

Keith Scherer, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

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CONFIDENTIAL TREATMENT REQUESTED BY INNOVIVA, INC.